NEWS RELEASE
TSX: ELD NYSE: EGO	September 14, 2017

Eldorado Gold Receives Arbitration Notice from Greek Government

Vancouver, BC -Eldorado Gold Corporation ("Eldorado" or the "Company") advises that its Greek subsidiary, Hellas Gold S.A. (“Hellas Gold”), today received a formal notice from Greece's Ministry of Finance and Ministry of Environment and Energy (the "Ministries") initiating Greek domestic arbitration. This arbitration is pursuant to the provisions of the Contract between the Greek State and Hellas Gold and in it the Ministries have named its nominee to the three person arbitral panel.

The arbitration notice alleges that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates in the Stratoni Valley, submitted in December 2014, is deficient and thereby is in violation of the Transfer Contract and the environmental terms of the project. The Company is highly confident that the subject Technical Study is robust and consistent with the Transfer Contract, the Business Plan and the approved environmental terms of the project.

George Burns, President and Chief Executive Officer of Eldorado Gold said, “Eldorado has always sought a constructive relationship and dialogue with all levels of the Greek government. Despite the Greek government's refusal to engage with Eldorado, we believe that this matter could still be resolved through good faith negotiations. We again invite the Ministry to engage with us for such purpose. Nevertheless, we will vigorously defend our rights and employ all legal means at our disposal. We are confident in the completeness of our efforts in Greece, the rigor of our engineering and the vast potential benefit of these projects for regional and national stakeholders.”

“We carry on business to the highest industry standards wherever possible at all of our operations and projects, and we seek to implement best in class technologies to meet commercial and environmental goals. This is acknowledged in our original agreements and will be reinforced through the resolution of this matter. What cannot be overlooked is the 2,400 people working directly for our projects in Greece to deliver high quality mines and the significant contributions being made to Greece’s economy. Upon approval and receipt of all the required permits and a government that engages in good faith with the Company, we will then be in a position to re-assess our investment options in Greece.”

About Eldorado Gold

Eldorado is a leading mid-tier gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects",  "is expected", "budget", "continue"", "projected", "scheduled", "estimates", "forecasts", "projected", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to this news release.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.   Similar to the litigation process, there is an inherent uncertainty in the process of arbitration and there is no assurance that any arbitration proceeding will be resolved in a manner that will not have a material and or adverse effect on us.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets on the Company's operations; risks related to the acquisition of Integra Gold Corporation; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk factors in our business" in the Company's  most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, for a fuller understanding of the risks and uncertainties that affect the Company's business and operations.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.601.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.616.2296 louiseb@eldoradogold.com